UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 9, 2025, Bioceres Crop Solutions Corp. (the “Company”) published a press release announcing its fourth fiscal quarter and fiscal year 2025 financial and operational results, a copy of which is filed herewith as Exhibit 99.1.

On September 8, 2025, Rizobacter Argentina S.A., a subsidiary of the Company, filed its consolidated financial statements for the fiscal year ended June 30, 2025, with the Comisión Nacional de Valores in Argentina, a copy of which, provided as a convenience translation, is filed herewith as Exhibit 99.2.

Exhibit List

Exhibit No.	Description
99.1	Press release, Bioceres Crop Solutions Corp. reports fourth fiscal quarter and fiscal year 2025 financial and operational results.

99.2	Rizobacter Argentina S.A.’s consolidated financial statements for the fiscal year ended June 30, 2025, presented in comparative form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: September 9, 2025	By:	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer